Exhibit No. 21

PROGRESS ENERGY, INC.
List of Subsidiaries

The following is a list of certain direct and indirect subsidiaries of Progress Energy, Inc., and their respective states of incorporation as of December 31, 2005:

Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc.	North Carolina

Florida Progress Corporation	Florida
Florida Power Corporation d/b/a/ Progress Energy Florida, Inc.	Florida
Progress Capital Holdings, Inc.	Florida
Progress Telecommunications Corporation	Florida
Progress Telecom, LLC	Delaware
Progress Fuels Corporation	Florida

PV Holdings, Inc.	North Carolina
Progress Ventures, Inc. d/b/a Progress Energy Ventures, Inc.	North Carolina

Strategic Resource Solutions Corp.	North Carolina

Progress Energy Service Company, LLC	North Carolina